                                                                      EXHIBIT E


                                                         1996
                                                     Consolidated
                                                 Financial Statements



                                      [LOGO OF IROQUOIS GAS TRANSMISSION SYSTEM]

                                            ------------------------------------
                                            Iroquois Pipeline Operating Company,
                                            --------------------------- Operator

Table of Contents

Five Years of Growth and Performance......  1

Management's Discussion
   and Analysis...........................  4

Management Report.........................  6

Report of Independent Accountants.........  7

Consolidated Balance Sheets...............  8

Consolidated Statements of Income......... 10

Consolidated Statements of Cash Flows..... 11

Statement of Changes in
   Partners' Equity....................... 12

Notes to Consolidated
   Financial Statements................... 13



Company Profile

Iroquois Gas Transmission System, L.P. ("Iroquois" or "Company") is an interstate pipeline extending 375 miles from the U.S. - Canadian border at Waddington, NY through the state of Connecticut to Long Island, NY. The
Company is regulated by the Federal Energy Regulatory Commission ("FERC").
Since commencement of service in December 1991, the Company has added a short lateral line, several meter stations and two compressor stations at Wright, NY and Croghan, NY. In July 1996, the Company made an application to FERC for authorization to build a third compressor station at Athens, NY.
        The Company provides service to local gas distribution companies, electric utilities and electric power generators, directly or indirectly, through exchanges and interconnecting pipelines, throughout the northeastern U.S.
        Iroquois is a Delaware limited partnership owned by 10 U.S. and Canadian energy companies with the Company's headquarters located in Shelton, CT.

Corporate Mission

To provide natural gas transportation into the Northeast in a safe, environmentally sound and cost effective manner, while maintaining the highest level of service to our customers.

Environmental Credo

We are committed to preserving our environment by seeking ways to minimize environmental intrusions and to maximize protection of our natural resources.

Cover:
Iroquois Pipeline right-of-way in Schoharie
County, New York, 1996.

At Right:
Open spaces supported by Iroquois' land
preservation programs.


[CHART SHOWING NET INCOME]

[CHART SHOWING REVENUES]

[CHART SHOWING VOLUMES TRANSPORTED (BCF)]

* Excluding effects of Federal investigations

Five Years of Growth

On January 28, 1997, Iroquois celebrated its fifth anniversary as an operational natural gas pipeline. In 1992, the goal was to become the preeminent transporter of natural gas in the Northeast. To become the "pipeline of choice" in an increasingly competitive environment, delivering energy solutions on-time and within customer expectations was critical. Over the past five years, the Company proved that it is capable of the challenge and has strengthened even further its commitment to provide the region with critical supplies of natural gas. Through a combination of expanding pipeline capacity by commissioning two compressor stations, lowering rates 12.2% since inception, and achieving an exceptional customer service record, deliveries have more than doubled and revenues have increased by 70%.

Expansion

The strong demand for natural gas in the Northeast, which led to the formation of the Iroquois Gas Transmission System, was reconfirmed shortly after the pipeline began operation. In 1992, Iroquois had 581.1 million cubic feet per day (MMcf/d) of long-term, firm service volumes under contract. In May 1992, the Federal Energy Regulatory Commission ("FERC") approved construction of the Company's first compressor station located in Wright, New York. This station went into service in November 1993 and by year-end, the long-term firm service volumes under contract were increased to 641.1 MMcf/d. A second compressor station, in Croghan, New York, was commissioned in December 1994, expanding firm service to a record 750.1 MMcf/d. At December 31, 1996, Iroquois had 876.6 MMcf/d of multi-year firm service contracts.

        Iroquois is committed to expanding its capability to provide a quality service to its customers. In July 1996, the Company filed an application with the FERC to construct a third compressor station in Athens, New York, which will provide an additional 30 MMcf/d of firm service transportation. Once approved by the FERC, the station is scheduled for construction during the summer and fall of 1997, with an in-service target of November 1997.

Competitive Rates

An important factor in being the "pipeline of choice" in this competitive environment is maintaining a flexible, attractive rate structure. In November 1996, Iroquois filed its second rate case with the FERC. On December 31, 1996, the FERC authorized a reduction in rates of 5.7%. Combined with the rate reduction which became effective in early 1995, rates have fallen by 12.2% since inception, making Iroquois an attractive choice for shippers. The Company recognizes the importance of competitive prices and has proven that it possess the dedication and expertise to efficiently and cost-effectively provide service to its customers.

Exceptional Customer Service

Iroquois takes pride in the relationships that have been built with its customers over the past five years, and is committed to providing them with creative solutions to their energy requirements. The Company continues to facilitate focus group meetings with customers and other interested parties. This forum provides for meaningful feedback and permits the identification and resolution of important customer service issues. The annual Marketing and Operations meeting continues to be an increasingly popular and well-attended event, drawing customers from all sectors of the marketplace.

        Through the Company's extensive marketing and customer service efforts, Iroquois recognized a need to provide a balancing service and, in 1996, introduced the Park and Loan service ("PAL"). The PAL service enables a shipper to increase operational efficiencies by borrowing or leaving gas on the Iroquois system as operating conditions permit. This service was received with great enthusiasm and exceeded expectations for use.

Five Years of Strong Performance

Operating income has more than doubled in the five years since operations commenced. Net income has tripled during the same time frame, while rates have decreased. There has also been a steady decrease in operating expenses as a percentage of revenues. This reflects the Company's continued focus to provide a competitive service to its customers which increases revenues, while controlling operating costs and providing a reasonable return on equity to the Company's investors.

Looking Ahead

Deregulation of the electric and gas industries should present significant opportunities for the Company's continued growth over the next five years. Iroquois is in a unique position to take advantage of these opportunities due to our strategic location to the Northeast's electric grid, our high pressure operations, competitive rate structure and expansion capabilities. In this regard, in 1992, only 25% of our long-term firm customers were either electric-only utilities, independent power producers or gas marketers. By the end of 1996, that number increased to 40%. We expect this trend to continue and are aggressively seeking business development opportunities to serve new natural gas end users and expand our customer base.

        Additional expansion efforts include the identification of economic development zones within a 5-to-10 mile radius of our pipeline and working with the state and regional economic development agencies, particularly in upstate New York. This initiative has the dual purpose of increasing the efficiency of the northern sections of the Iroquois mainline, while attracting industries with natural gas applications to communities in the area of the pipeline.

        As we look forward to the next five years, we know that we have the talent and commitment to address the significant challenges facing the energy industry and will turn these challenges into opportunities. Opportunities to expand customer base by being poised to tap the deregulated electric and gas utility markets. Opportunities to present competitive rate structures to our customers and opportunities to listen and respond to their energy needs.

MD&A

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Iroquois filed its first rate case in December 1993 and its second in November 1996, in accordance with the requirements of its original Federal Energy Regulatory Commission ("FERC" or "Commission") certificate. An uncontested rate settlement for the first case was approved by the Commission on June 19, 1995, which settled all issues except for the recovery of certain legal costs incurred by the Company in its defense of the investigation, discussed in Note 6 to the financial statements. Those rates, which were effective February 1, 1995, reflect a 6.5% reduction from previously approved rates. On December 31, 1996, the FERC authorized an additional reduction of 5.7% pending final resolution of the second rate case (refer to Note 6 to the financial statements).

Results of Operations

Operating Revenues

-------------------------------------------------------------------
Volumes                                                Increase/
(Million Dekatherms)               1996       1995     (Decrease)

Long-term firm service            296.5      287.2        9.3
Short-term firm service             4.3       12.8       (8.5)
                                  -----      -----       ----
Total firm service                300.8      300.0        0.8
Interruptible                      17.6       17.9       (0.3)
                                  -----      -----       ----
Total Transportation Service      318.4      317.9        0.5
                                  =====      =====       ====
-------------------------------------------------------------------

Operating revenues in 1996, net of customer revenue sharing of $1.1 million, reached $154.4 million, an increase of 2.2% over the 1995 level of $151.1 million. Although total volumes transported in 1996 remained relatively at the same level as the prior year, there is a significant shift of services from interruptible and short-term to long-term firm services. The Park and Loan service ("PAL") introduced in 1996, which generated a modest $0.3 million in revenues, is reflective of Iroquois' commitment to provide new and valuable services to its customers.

Operation Expenses

Operations expense for 1996, at $22.5 million, is down 8% or $2.0 million from the prior year as a result of efficiency gains and cost control measures. The operations expense for 1996 and 1995 includes provisions of $1.5 million and $2.0 million, respectively. These expenses are for the potential disallowance of legal costs, for rate making purposes, incurred by the Company in its defense of the investigation discussed in Note 6 to the financial statements. In December 1996, the Commission ordered the Company to remove these costs from its rates. However, the Company has filed for a rehearing.

Depreciation

The change in the depreciation rate from 5% to 4% for transmission plant, effective February 1, 1995, in accordance with the rate settlement, accounted for the decrease of $0.2 million in depreciation expense.

Other Income & (Expenses)

Interest income has decreased $0.5 million in 1996 compared to the $2.7 million earned in 1995, due primarily to the payout of the large cash balances which were maintained through the prior year. An additional provision of $0.9 million was made in 1996 for potential liabilities relating to the federal investigations discussed in Note 6 to the financial statements. A similar provision of $24.7 million had been made in 1995.

Liquidity and Capital Resources

Capital expenditures of $6.4 million were incurred in 1996 for minor capital projects. This activity was down $1.5 million from the 1995 capital expenditure level of $7.9 million due to expenditures related to the Croghan Compressor Station which was placed in service in December 1994.

        Cash flow (defined as net income adjusted for non-cash items such as depreciation and deferred income taxes) represents the cash generated from operations available for capital expenditures, Partner distributions, and other operational needs. Net cash provided by operating activities decreased $9.7 million in 1996 compared to the prior year. This reduction is due to the impact of the payments made for settlement of the federal investigations, which were partially offset by increased revenues, and absence of rate refunds which were made in 1995.

        Iroquois' working capital needs are supported by a $10.0 million line of credit provided by a major financial institution. There was no draw against this facility in 1996. During 1995, $13.4 million of new debt was incurred to finance the Croghan Compressor Station. Long-term debt outstanding at the end of 1996 was $423.8 million, reduced from the $454.5 million outstanding at the end of 1995, due to the repayment of $30.7 million made pursuant to the debt agreement repayment schedule. In 1996, no new debt was incurred.

Management Report

The consolidated financial statements of Iroquois Gas Transmission System, L.P., and other sections of this Annual Report were prepared by the management of its operator, Iroquois Pipeline Operating Company, which is responsible for their integrity and objectivity. These consolidated financial statements were prepared in accordance with generally accepted accounting principles and were audited by Coopers & Lybrand L.L.P. Management considered materiality when making significant estimates and judgments.

        The Company maintains a system of internal controls over financial reporting, which is designed to provide reasonable assurance to the Company's management and the Management Committee of Iroquois, which is comprised entirely of Partner representatives, regarding the preparation of reliable published financial statements. The system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified. Even an effective internal control system, no matter how well designed, has inherent limitations, including the possibility of the circumvention or overriding of controls, and such systems can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control system effectiveness may vary over time.

        Through established programs, the Company regularly emphasizes to its management employees their internal control responsibilities and policies prohibiting conflicts of interest. The Audit Committee of Iroquois is comprised entirely of Partner representatives. This Committee meets periodically with management, the internal auditor and the independent auditors to review the activities of each and to discuss audit matters, financial reporting and the adequacy of internal controls.

        Management believes that its system of internal accounting controls and control environment provide reasonable assurance that its assets are safeguarded from loss or unauthorized use and that its financial records, which are the basis for the preparation of all financial statements, are reliable.


/s/ Craig R. Frew

Craig R. Frew
President
Iroquois Pipeline Operating Company


/s/ Paul Bailey

Paul Bailey
Vice President, Finance and Administration
Iroquois Pipeline Operating Company

Report of Independent Accountants


To the Partners of
Iroquois Gas Transmission System, L.P.:

We have audited the accompanying consolidated balance sheets of Iroquois Gas Transmission System, L.P. as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in partners' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Iroquois Gas Transmission System, L.P. as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/ Coopers & Lybrand L.L.P.

Hartford, Connecticut
February 12, 1997

                    Iroquois Gas Transmission System, L.P.
                         Consolidated Balance Sheets


Assets (Thousands of Dollars)
--------------------------------------------------------------------------------
At December 31                                               1996         1995
--------------------------------------------------------------------------------


Current Assets:

        Cash and temporary cash investments               $38,661      $48,483
        Accounts receivable--trade                          9,350        7,815
        Accounts receivable--affiliates                     5,796        6,847
        Other current assets                                2,512        2,280
                                                       ----------   ----------
                Total Current Assets                       56,319       65,425
                                                       ----------   ----------


Natural Gas Transmission Plant:

        Natural gas plant in service                      753,704      752,438
        Construction work in progress                       4,438          655
                                                       ----------   ----------
                                                          758,142      753,093
        Accumulated depreciation and amortization        (164,949)    (135,239)
                                                       ----------   ----------

                Net Natural Gas Transmission Plant        593,193      617,854
                                                       ----------   ----------




Deferred Charges:

        Regulatory assets--income tax related              15,050       15,801
        Regulatory assets--other                            2,790        2,978
        Other deferred charges                                328          497
                                                       ----------   ----------

                Total Deferred Charges                     18,168       19,276
                                                       ----------   ----------

                Total Assets                             $667,680     $702,555
                                                       ==========   ==========








The accompanying notes are an integral part of these financial statements.

                    Iroquois Gas Transmission System, L.P.
                         Consolidated Balance Sheets


Liabilities and Partners' Equity (Thousands of Dollars)
--------------------------------------------------------------------------------
At December 31                                               1996         1995
--------------------------------------------------------------------------------



Current Liabilities:

        Accounts payable                                   $5,092       $4,474
        Accrued interest                                    6,423        6,864
        Current portion of long-term debt                  29,705       30,669
        Other current liabilities                          17,155       16,471
        Accrual for federal investigations (Note 6)         1,500       24,700
                                                       ----------   ----------

                Total Current Liabilities                  59,875       83,178
                                                       ----------   ----------


Long-Term Debt                                            394,112      423,816
Other NonCurrent Liabilities                                  272          272
                                                       ----------   ----------
                                                          394,384      424,088
                                                       ----------   ----------

Amounts Equivalent to Deferred Income Taxes:

        Generated by Partnership                           45,196       36,184
        Payable by Partners                               (30,146)     (20,383)
                                                       ----------   ----------

                Total Amounts Equivalent to
                    Deferred Income Taxes                  15,050       15,801
                                                       ----------   ----------

Commitments and Contingencies (Note 6)

                Total Liabilities                         469,309      523,067
                                                       ----------   ----------


Partners' Equity                                          198,371      179,488
                                                       ----------   ----------

                Total Liabilities and Partners' Equity   $667,680     $702,555
                                                       ==========   ==========









The accompanying notes are an integral part of these financial statements.

                    Iroquois Gas Transmission System, L.P.
                      Consolidated Statements of Income



(Thousands of Dollars)
--------------------------------------------------------------------------------
For the Years Ended December 31                              1996         1995
--------------------------------------------------------------------------------



Net Operating Revenues                                   $154,379     $151,129


Operating Expenses:
        Operations                                         22,538       24,534
        Depreciation and amortization                      31,243       31,416
        Taxes other than income taxes                       9,607        9,697
                                                       ----------   ----------
                Total Operating Expenses                   63,388       65,647
                                                       ----------   ----------

Operating Income                                           90,991       85,482
                                                       ----------   ----------


Other Income & (Expenses):
        Interest income                                     2,194        2,652
        Allowance for equity funds used during
         construction                                          35           24
        Other, net                                           (205)        (472)
        Provision for federal investigations (Note 6)        (893)     (24,700)
                                                       ----------   ----------
                                                            1,131      (22,496)
                                                       ----------   ----------

Income Before Interest Charges and Taxes                   92,122       62,986

Interest Expense:
        Interest expense                                   37,922       40,492
        Allowance for borrowed funds used during
         construction                                         (67)         (45)
                                                       ----------   ----------
                Net Interest Expense                       37,855       40,447
                                                       ----------   ----------


Income Before Taxes                                        54,267       22,539

Provision for Taxes                                        22,163       16,392
                                                       ----------   ----------

Net Income                                                $32,104       $6,147
                                                       ==========   ==========







The accompanying notes are an integral part of these financial statements.

                    Iroquois Gas Transmission System, L.P.
                    Consolidated Statements of Cash Flows


(Thousands of Dollars)
----------------------------------------------------------------------------------------------------
For the Years Ended December 31                                                  1996         1995
----------------------------------------------------------------------------------------------------


Cash Flows from Operating Activities:
        Net Income                                                            $32,104       $6,147
        Adjustments to reconcile net income to net cash provided by
           (used in) operating activities:
          Depreciation and amortization                                        31,243       31,416
          Allowance for equity funds used during construction                     (35)         (24)
          Decrease in deferred regulatory asset-income tax related                751          690
          Decrease in amounts equivalent to deferred income taxes                (751)        (690)
          Income and other taxes payable by Partners                           22,163       16,392
          Decrease in other deferred charges                                      169           72
          Decrease in revenues subject to refund                                   --       (4,785)
                 Changes in working capital:
                        (Increase) decrease in accounts receivable               (484)         415
                        Increase in other assets                                 (231)        (377)
                        Increase (decrease) in accounts payable                   618       (1,581)
                        (Decrease) increase in accrued interest                  (441)          42
                        (Decrease) increase in accrual for federal
                          investigations                                      (23,200)      24,700
                        Increase (decrease) in other liabilities                  684         (133)
                                                                           ----------   ----------
                            Net Cash Provided by Operating Activities          62,590       72,284
                                                                           ----------   ----------

Cash Flows from Investing Activities:
        Capital expenditures                                                   (6,359)      (7,893)
                                                                           ----------   ----------
                            Net Cash Used for Investing Activities             (6,359)      (7,893)
                                                                           ----------   ----------

Cash Flows from Financing Activities:
        Partner contributions                                                   4,616           --
        Partner distributions                                                 (40,000)     (22,000)
        Repayments of long-term debt                                          (30,669)     (32,089)
        Proceeds from long-term debt                                               --       13,358
        Repayments of notes payable                                                --       (4,000)
                                                                           ----------   ----------
                            Net Cash Used for Financing Activities            (66,053)     (44,731)
                                                                           ----------   ----------

Net Increase/(Decrease) in Cash and Temporary Cash Investments                 (9,822)      19,660

Cash and Temporary Cash Investments at Beginning of Year                       48,483       28,823
                                                                           ----------   ----------

Cash and Temporary Cash Investments at End of Year                           $ 38,661     $ 48,483
                                                                           ==========   ==========

Supplemental disclosure of cash flow information:
        Cash paid for interest                                                $38,364      $40,676
                                                                           ==========   ==========


The accompanying notes are an integral part of these financial statements.

                    Iroquois Gas Transmission System, L.P.
                   Statement of Changes in Partners' Equity


(Thousands of Dollars)
--------------------------------------------------------------------------------


Partners' Equity,
        Balance at December 31, 1994                          $178,949

                Net Income 1995                                  6,147

                Taxes payable by Partners:
                        Federal income taxes                    14,221
                        State income taxes                         752
                        Other state taxes                        1,419
                                                           -----------
                                                                16,392

                Equity distributions to Partners               (22,000)
                                                           -----------


Partners' Equity
        Balance at December 31, 1995                           179,488

                Net Income 1996                                 32,104

                Contributions by Partners                        4,616

                Taxes payable by Partners:
                        Federal income taxes                    18,598
                        State income taxes                       2,259
                        Other state taxes                        1,306
                                                           -----------
                                                                22,163

                Equity distributions to Partners               (40,000)
                                                           -----------


Partners' Equity,
        Balance at December 31, 1996                          $198,371
                                                           ===========








The accompanying notes are an integral part of these financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1   Description
    of Partnership:

Iroquois Gas Transmission System, L.P., ("Iroquois" or "Company") is a
Delaware limited partnership formed for the purpose of constructing, owning and operating a natural gas transmission pipeline from the Canada-United States border near Waddington, NY, to South Commack, Long Island, NY. In accordance with the limited partnership agreement, the Partnership shall continue in existence until October 31, 2089, and from year to year thereafter, until the Partners elect to dissolve the Partnership and terminate the limited partnership agreement.

        The partners consist of TransCanada Iroquois Ltd. (29.0%), North East Transmission Co. (19.4%), CNG Iroquois, Inc. (16.0%), ANR Iroquois, Inc. (9.4%), ANR New England Pipeline Co. (6.6%), Alenco Iroquois Pipeline, Inc. (6.0%), JMC-Iroquois, Inc. (4.93%), TEN Transmission Company (4.87%), NJNR Pipeline Company (2.8%), and LILCO Energy Systems, Inc. (1.0%). In April 1996, Housatonic Corporation and the New York Power Authority sold their partnership interest to North East Transmission Co., TEN Transmission Company and JMC-Iroquois, Inc., whose interests were increased by 8%, 2.47% and 2.13%, respectively. In July 1996, ANR Iroquois, Inc. acquired all of the capital stock of Tennessee/New England Pipeline Company and changed the acquired company's name to ANR New England Pipeline Company. CNG Iroquois, Inc., purchased 50% of the partnership interest held by ANR New England Pipeline Company, thereby increasing its partnership share by 6.6% to 16%. In total, ANR's partnership share has also increased to 16%. The Iroquois Pipeline Operating Company, which was purchased by the Company in April 1996, as discussed in Note 10, is the administrative operator of the pipeline.

        Income and expenses are allocated to the Partners and credited to their respective equity accounts in accordance with the partnership agreements and their respective percentage interests.

        Distributions to Partners are made concurrently to all Partners in proportion to their respective partnership interests. Total cash distributions of $40.0 million and $22.0 million were made during 1996 and 1995, respectively.

2   Summary of Significant
    Accounting Policies:

Basis of Presentation

The financial statements of the Company are prepared in accordance with generally accepted accounting principles and with accounting for regulated public utilities prescribed by the Federal Energy Regulatory Commission ("FERC"). Generally accepted accounting principles for regulated entities allow the Company to give accounting recognition to the actions of regulatory authorities in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulation". In accordance with SFAS No. 71, the Company has deferred recognition of costs (a regulatory asset) or has recognized obligations (a regulatory liability) if it is probable that such costs will be recovered or obligation relieved in the future through the ratemaking process.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and Iroquois Pipeline Operating Company, a wholly owned subsidiary. Intercompany transactions have been eliminated in consolidation.

Cash and Temporary Cash Investments

Iroquois considers all highly liquid temporary cash investments purchased with an original maturity date of three months or less to be cash equivalents. Cash and temporary cash investments of $38.7 million, consisting primarily of low risk mutual funds, are carried at cost, which approximates market. At December 31, 1996 and 1995, $11.0 million and $12.1 million, respectively, of cash and temporary cash investments were held to satisfy the terms of the Loan Agreement (refer to Note 3).

Natural Gas Plant In Service

Natural gas plant in service is carried at original cost. The majority of the natural gas plant in service is categorized as natural gas transmission plant which was depreciated over 20 years on a straight line basis from the in-service date through January 31, 1995. Commencing February 1, 1995, transmission plant is depreciated over 25 years on a straight-line basis as a result of the rate case settlement. The general plant is depreciated on a straight-line basis over various useful lives averaging five years.

Construction Work In Progress

At December 31, 1996, construction work in progress included preliminary construction costs relating to the proposed Athens compressor station and on-going minor capital projects.

Allowance for Funds
Used During Construction

The allowance for funds used during construction ("AFUDC") represents the cost of funds used to finance natural gas transmission plant under construction. The AFUDC rate includes a component for borrowed funds as well as equity. The AFUDC is capitalized as an element of natural gas plant in service.

Provision for Taxes

The payment of income taxes is the responsibility of the Partners and such taxes are not normally reflected in the financial statements of partnerships. Iroquois' approved rates, however, include an allowance for taxes (calculated as if it were a corporation) and the FERC requires Iroquois to record such taxes in the Partnership records to reflect the taxes payable by the Partners as a result of Iroquois' operations. These taxes are recorded without regard as to whether each Partner can utilize its share of the Iroquois tax deductions. Iroquois' rate base, for rate-making purposes, is reduced by the amount equivalent to accumulated deferred income taxes in calculating the required return.

        Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred taxes are provided based upon, among other factors, enacted tax rates which would apply in the period that the taxes become payable, and by adjusting deferred tax assets or liabilities for known changes in future tax rates. SFAS No. 109 requires recognition of a deferred income tax liability for the equity component of AFUDC.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform with current year classifications.

3   Financing:

On June 11, 1991, Iroquois entered into a loan agreement which provided a loan facility totaling $522.6 million to be amortized over a 14-year period commencing November 1, 1992.

        On August 30, 1992, the total amount of the loan became non-recourse to the Partners. However, the Partners' equity interest remained pledged until December 7, 1993, at which time the required conditions were met and the liens were extinguished.

        During 1993, Iroquois entered into Expansion Loan Agreement No. 1 in the amount of $17.6 million to construct the Wright Compressor Station. The expansion loan conditions are substantially the same as those of the base loan and are non-recourse with respect to the Partners. The loan will mature in November 2007.

        During 1995, Iroquois entered into Expansion Loan Agreement No. 2 in the amount of $13.4 million to finance the Croghan Compressor Station. This loan is subject to similar provisions as the above noted loans. The loan will mature in November 2008.

        As of December 31, 1996, Iroquois was party to interest rate swap transactions for aggregate notional principal amounts of $550.7 million. The interest rate swaps relating to the original loan and Expansion Loan No. 1 are $537.6 million which are being amortized over 14 years in accordance with the principal repayment schedule provided in the Loan Agreement. The interest rate and margin over the term of the swaps average 7.615% and 1.159%, respectively. The interest rate swap relating to Expansion Loan No. 2 is $13.2 million with an average interest rate and margin of 6.0% and 1.066%, respectively. The interest rate swap for Expansion Loan No. 2 expires November 2, 1998 at which time the interest rate, unless a new interest rate swap is undertaken, will be based upon daily LIBOR plus an average margin of 1.153% over the term of the loan. The Original Loan Agreement requires that at least 50% of the original debt is hedged by interest rate swaps. The fair value of interest rate swaps is the estimated amount that Iroquois would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates and current credit worthiness of the swap counterparties. The fair value of the interest rate swaps were ($23.1) million and ($44.5) million at December 31, 1996 and 1995, respectively.

        Iroquois is subject to risk from non-performance of the counterparties of the swap agreements. In the event of non-performance, the Company would be required to pay interest subject to the original terms of the loan agreement. This risk is substantially mitigated by the fact that the counterparties are large, highly rated financial institutions. At December 31, 1996, the largest single swap agreement subject to exposure was $9.3 million.

        At December 31, 1996, the outstanding principal was $396.1 million on the base loan, $14.9 million on Expansion Loan Agreement No. 1 and $12.8 million on Expansion Loan No. 2 for total long-term debt of $423.8 million. The combined schedule of repayments is as follows (in millions):

        Year      Scheduled Repayment
        ----      -------------------
        1997            $ 29.7
        1998            $ 28.7
        1999            $ 28.7
        2000            $ 28.8
        2001            $ 26.7
     Thereafter         $281.2

The loan agreements are collateralized by all the assets of the Partnership and subject Iroquois to certain restrictions and covenants related to, among other things, indebtedness, investments, certain expenditures, financial ratios, and limitations on distributions to Partners. At December 31, 1996, the Company had an outstanding letter of credit in the amount of $32.8 million, which is guaranteed by the Partners.

        The Company has an unsecured line of credit which permits borrowings up to a maximum of $10 million at a rate equal to the lenders' alternate base rate plus 0.5%. This facility is reviewed on an annual basis with the current agreement expiring in March 1997. The line of credit contains a subjective acceleration clause as its most restrictive covenant.

4   Concentrations
    of Credit Risk:

Iroquois' cash and temporary cash investments and trade accounts receivable represent concentrations of credit risk. Management believes that the credit risk associated with cash and temporary cash investments is mitigated by its practice of limiting its investments to low risk mutual funds, rated Aaa by Moody's Investor Services and AAA by Standard and Poor's, and its cash deposits to large, highly rated financial institutions. Management also believes that the credit risk associated with trade accounts receivable is mitigated by the restrictive terms of the FERC gas tariff which requires customers to pay for service within 20 days after the end of the month of service delivery.

5   Gas Transportation
    Contracts:

As of December 31, 1996, Iroquois was providing multi-year firm reserved transportation service to 32 shippers of 876.8 MMcf/d of natural gas which breaks down as follows:

    Term in Years   Quantity in MMcf/d
    -------------   ------------------
         3-10              70.0
        10-15              31.4
        15-20             775.2
        Total             876.6

The twenty year firm service gas transportation contracts expire between November 1, 2011 and October 1, 2014.

6   Commitments and
    Contingencies:

Regulatory Proceedings

On November 29, 1996, Iroquois submitted a general rate change application with the Federal Energy Regulatory Commission

("FERC" or "Commission") in Docket No. RP97-126-000. That rate change application represented a reduction in Iroquois' test-period revenues of approximately $4.6 million compared to Iroquois' then effective rates. In an order issued on December 31, 1996, the Commission accepted and suspended the rates, permitted them to become effective (with one exception) on January 1, 1997, and established a hearing. The order also required the Presiding Administrative Law Judge to issue a decision in this proceeding by December 31, 1997. The December 31, 1996 Order granted summary disposition on one issue: as a result of the Commission's December 20, 1996 Opinion in Docket No. RP94-72 (discussed below), Iroquois was ordered to remove approximately $11.7 million in plant and associated costs from its proposed rate base. This results in an additional reduction in Iroquois' test-period revenues of approximately $2.0 million from those set forth in the filing.

        The Commission on June 19, 1995, approved a Stipulation and Consent Agreement in Iroquois' prior rate proceeding in Docket No. RP94-72, which resolved all issues except for the accounting and recovery of legal defense costs incurred in connection with the investigations described below. A hearing was held on this reserved issue on April 5, 1995. On July 19, 1995, the Presiding Administrative Law Judge issued an Initial Decision which would have permitted Iroquois to capitalize those legal defense costs and recover $4.1 million (the dollar amount of such costs which Iroquois filed to recover in Docket No. RP94-72) from its customers. Various participants, including the Commission Staff, filed exceptions to the Initial Decision with the Commission (which were opposed by Iroquois on September 7, 1995). On December 20, 1996, the Commission issued an order reversing the Initial Decision and disallowing recovery of the legal defense costs at issue. Iroquois filed a request for rehearing of this decision on January 21, 1997; accordingly, the issue is still pending before the Commission for its final action.

        In its March 11, 1991 Order in Docket No. CP89-634-004, the Commission authorized Iroquois to defer facility-related costs in excess of operating revenues during the initial start-up period (December 1, 1991 to October 31, 1992) while service on Iroquois' system was phased in. In its November 10, 1992 filing implementing this deferred asset surcharge, Iroquois included $3.6 million, amortized over the remaining 19-year term of its long-term service agreements. On September 30, 1996, as revised on October 22, 1996, Iroquois submitted its filing in Docket No. TM97-1-110 to recover the costs for year 5 of the amortization period; this filing was accepted by the Commission on November 18, 1996.

Settlement of Federal
and State Investigations

In late 1991 and early 1992, Iroquois was informed by the United States that federal criminal and civil investigations of the construction of certain of its pipeline facilities had been commenced. The investigations were to determine whether Iroquois violated various environmental and other laws in the construction of such facilities. In addition, beginning in late 1993, Iroquois was informed by the FERC, the Army Corps of Engineers, the Department of Transportation ("DOT"), and the New York State Public Service Commission that each of these agencies had also commenced investigations regarding the construction of the pipeline facilities.

        On May 23, 1996, as part of a "global" resolution of these investigations, Iroquois Pipeline Operating Company pled guilty to four felony violations of the Clean Water Act and entered into consent decrees under the Clean Water Act in four federal judicial districts. Although not a named defendant, Iroquois signed the plea agreement and consent decrees and is bound by their terms. Iroquois also entered into a related settlement with the State of New York. Under these various agreements, Iroquois and IPOC agreed to the payment of $22 million in fines and penalties, agreed to remediate 27 wetlands along its pipeline, and agreed to implement under FERC and DOT orders two 10 year plans to address certain ground stability and pipeline safety concerns. Iroquois also entered into a separate settlement with the FERC in Docket No. IN96-1-000, pursuant to which it agreed to remove, prospectively, approximately $2 million of initial construction costs from its rate base for purposes of rate collection and to refund to its customers approximately $400,000, plus interest, associated with such construction costs which it had previously collected. The reduced rates resulting from this settlement were filed on June 28, 1996 (effective July 1, 1996) and were accepted by the FERC on August 1, 1996. On August 30, 1996, Iroquois submitted to the FERC the refund report required by that separate settlement. Of the $24.7 million provision made in 1995 for these investigations, $1.5 million remained accrued at December 31, 1996 for wetlands remediation.

        In addition, four former employees of IPOC pled guilty to misdemeanor violations of the Clean Water Act. On October 16, 1996, the United States filed indictments against another former employee of IPOC, the environmental consulting firm Iroquois and IPOC engaged during pipeline construction, and two of that firm's employees, in connection with the same matters covered by the global settlement.

Legal Proceedings-Other

Iroquois is party to various other legal actions incident to its business; however, management believes that no material losses will result from such proceedings.

Leases

Iroquois leases its office space under operating lease arrangements. The leases expire at various dates through 2003 and are renewable at Iroquois' option. Iroquois also leases a right-of-way easement on Long Island, New York, from the Long Island Lighting Company ("LILCO"), a general partner, which requires annual payments escalating 5% a year over the 39-year term of the lease. In addition, Iroquois leases various equipment and automobiles under non-cancelable operating leases. During the years ended December 31, 1996, and 1995, Iroquois made payments of $0.9 million and $0.8 million respectively, under operating leases which were recorded as rental expense. Future minimum rental payments under operating lease arrangements are as follows (millions of dollars):

        Year       Amount
        ----       ------
        1997       $ 0.7
        1998       $ 0.7
        1999       $ 0.7
        2000       $ 0.7
        2001       $ 0.7
     Thereafter    $ 6.8

7   Income Taxes:

Deferred income taxes which are the result of operations will become the obligation of the Partners when the temporary differences related to those items reverse. The Company recognizes a decrease in the Amounts Equivalent to Deferred Income Taxes account for these amounts and records a corresponding increase to Partners' equity. Deferred income taxes with respect to the equity component of AFUDC remain on the accounts of the Partnership until the related deferred regulatory asset is recognized.

        Total income tax expense includes the following components (thousands of dollars):

               U.S.             State-
             Federal    State    Other     Total
------------------------------------------------
1996:
Current     $  9,451  $ 1,643  $ 1,306  $ 12,400
Deferred       9,147      616       --     9,763
Total       $ 18,598  $ 2,259  $ 1,306  $ 22,163

               U.S.             State-
             Federal    State    Other     Total
------------------------------------------------
1995:
Current     $  7,856  $ 1,082  $ 1,419  $ 10,357
Deferred       6,365     (330)      --     6,035
Total       $ 14,221  $   752  $ 1,419  $ 16,392

For the years ended December 31, 1996 and 1995, the effective tax rate differs from the Federal statutory rate due principally to the non-deductible portion of the provision for the Federal investigations and the impact of state taxes.

        Deferred income taxes included in the income statement relate to the following (thousands of dollars):

                                    1996      1995
--------------------------------------------------
Depreciation                     $ 7,236   $ 7,850
Deferred regulatory asset            (72)      (72)
Property taxes                       (19)       82
Legal costs                          570       858
Accrued expenses                    (142)   (2,549)
Alternative minimum tax credit     2,078      (298)
Other                                112       164
Total deferred taxes             $ 9,763   $ 6,035

The components of the net deferred tax liability are as follows (thousands of dollars):

At December 31,                             1996           1995
---------------------------------------------------------------
Deferred tax assets-
Alternative minimum tax credit          $  9,766       $ 11,844
Accrued expenses                           5,999          5,857
Total deferred tax assets               $ 15,765       $ 17,701

Deferred tax liabilities-
Depreciation and related items         $ (39,800)     $ (32,600)
Deferred regulatory asset                 (1,095)        (1,167)
Property taxes                              (808)          (827)
Legal costs                               (4,616)        (4,046)
Other                                       (370)          (258)
Total deferred tax liabilities         $ (46,689)     $ (38,898)

Net deferred tax liabilities           $ (30,924)     $ (21,197)
Less deferral of tax rate change             778            814

Deferred taxes-operations                (30,146)       (20,383)
Deferred tax related
    to Equity AFUDC                      (14,272)       (14,987)
Deferred tax related
    to change in tax rate                   (778)          (814)
Total deferred taxes                   $ (45,196)     $ (36,184)

8   Related Party
    Transactions:

Operating revenues and amounts due from related parties were primarily for gas transportation services.

Payments to related parties were primarily for services rendered under operating agreements between Iroquois and TransCanada PipeLines Company, and between IPOC and Tennessee Gas Pipeline Company through July 1996, when Tennessee sold its partnership interest. These contracts include various services provided in connection with construction management, engineering, maintenance and operation of the pipeline and other costs incident to Iroquois' operation. The following table summarizes Iroquois' related party transactions (millions of dollars):

1996                             Payments     Due     Revenue
                                    to       from      from
                                 Related    Related   Related
                                 Parties    Parties   Parties
--------------------------------------------------------------
TransCanada Iroquois Ltd.          $2.3       $0.4      $1.6
Tennessee Gas Pipeline              3.3         --        --
North East Transmission Co.          --        1.5      17.9
Housatonic Corp.                     --         --       4.7
ANR Iroquois                         --        0.2       2.5
CNG Iroquois                         --        0.9       4.7
JMC Iroquois                         --         --        --
NJNR Pipeline Company                --        0.9      10.2
TEN Transmission Company             --        0.5       6.4
LILCO Energy Systems                0.1        1.4      16.4
Totals                             $5.7       $5.8     $64.4


1995                             Payments     Due     Revenue
                                    to       from      from
                                 Related    Related   Related
                                 Parties    Parties   Parties
--------------------------------------------------------------
TransCanada Iroquois Ltd.          $7.4       $0.1     $ 0.2
Tennessee Gas Pipeline              6.9         --        --
North East Transmission Co.          --        1.4      19.0
Housatonic Corp.                     --        1.2      14.9
ANR Iroquois                         --        0.3       0.7
CNG Iroquois                         --        1.0       4.2
JMC Iroquois                         --         --        --
NJNR Pipeline Company                --        0.9      10.9
TEN Transmission Company             --        0.5       6.8
LILCO Energy Systems                0.1        1.4      17.6
Totals                            $14.4       $6.8     $74.3


9   Employee Benefits:

Iroquois offers a defined contribution retirement plan with a 401(k) provision to its full-time salaried employees with over one year of service. The employees' contributions are matched dollar for dollar by Iroquois up to 5% of base pay in addition to any discretionary amounts approved by the Board of Directors of the Plan Sponsor. These costs are recognized on a monthly basis and funding is made on a pay-as-you-go basis. During 1996 and 1995, Iroquois recognized $359.4 thousand and $403.2 thousand, respectively, of expenses in connection with this plan. Iroquois does not provide post-retirement health or life insurance benefits.

10   Acquisitions:

On April 30, 1996, the Company acquired all of the outstanding capital stock of the Iroquois Pipeline Operating Company ("IPOC"). IPOC is the administrative operator of the pipeline. The acquisition was accounted for using the purchase method. The impact of the acquisition and IPOC's operations are not material to the financial condition or results of operations of the Company.

[CHART SHOWING FIRM CONTRACTED VOLUMES BY STATE]

[CHART SHOWING MULTI-YEAR, FIRM CONTRACTS]

[CHART SHOWING FIRM CONTRACTED VOLUMES BY END USE]

Iroquois Partners

        Partner Company (% Ownership) Affiliate

        TransCanada Iroquois Ltd. (29.0%)
        TransCanada PipeLines Limited

        North East Transmission Company (19.4%)
        Brooklyn Union Gas

        CNG Iroquois, Inc. (16.0%)
        CNG Transmission Corporation

        ANR Iroquois, Inc. (9.4%)
        ANR Pipeline Company

        ANR New England Gas Pipeline Co.  (6.6%)
        ANR Pipeline Company


        ALENCO Iroquois Pipelines, Inc. (6.0%)
        AEC Pipelines

        JMC-Iroquois, Inc. (4.93%)
        U.S. Generating Company

        TEN Transmission Company (4.87%)
        Connecticut Natural Gas Corporation

        NJNR Pipeline Company (2.8%)
        New Jersey Resources Corporation

        LILCO Energy Systems, Inc. (1.0%)
        Long Island Lighting Company


[LOGO OF IROQUOIS GAS TRANSMISSION SYSTEM)

------------------------------------
Iroquois Pipeline Operating Company,
--------------------------- Operator

One Corporate Drive, Suite 600
Shelton, Connecticut 06484-6211
Phone 203/925/7200
Fax 203/929/9501

Iroquois' One-Stop
Transportation Number:
1/888/IGTSREP
(1/888/448/7737)

Call Before You Dig:
New York State 1/800/962/7962
Connecticut 1/800/922/4455
Long Island 1/516/661/6000

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